Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

September 26, 2016

VIA EDGAR

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 29, 2016

Form 6-K Filed August 16, 2016

File No. 001-31798

Dear Ms. Sullivan:

We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated September 19, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2015 filed with the Commission on April 29, 2016 and the Form 6-K filed with the Commission on August 16, 2016.

As per the correspondence between Mr. Michael Henderson, Staff Accountant, and my colleague Iksoo Kim on September 22, 2016, we would like to formally request that the Company be allowed to respond to the Staff’s comments by October 31, 2016. We very much appreciate the Staff’s understanding and patience in this regard.

DANIEL FERTIG ADAM C. FURBER ANTHONY D. KING CELIA C.L. LAM CHRIS K.H. LIN JIN HYUK PARK KATHRYN KING SUDOL CHRISTOPHER K.S. WONG
RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK BEIJING HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO SEOUL TOKYO WASHINGTON, D.C.

Simpson Thacher & Bartlett

Securities and Exchange Commission	September 26, 2016

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park